In February 2009, Tait, Weller & Baker LLP (“Tait”) resigned as the Independent Registered Public Accounting Firm for the Funds.

The reports of Tait on the financial statements of the Funds for the fiscal periods ended March 31, 2007 and March 31, 2008 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the fiscal period ended March 31, 2007 and March 31, 2008, there have been no disagreements with Tait on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tait would have caused them to make reference thereto in their report on the financial statements for such period.

The Funds, with the approval of their Board of Trustees, and their Audit Committee, engaged Cohen Fund Audit Services, Ltd. as their new Independent Registered Public Accounting Firm as of February 16, 2009.

The Funds have requested that Tait furnish the Funds with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made by the Funds in response to Item 77K of Form N-SAR, and if not, stating the respects which they do not agree.

The response of Tait is filed as an exhibit to this Form N-SAR.